

Mail Stop 3720

November 29, 2006

Mr. Rick Medlock
Chief Financial Officer
Inmarsat Holdings Limited
99 City Road
London EC1Y 1AX
United Kingdom

Re: Inmarsat Holdings Limited
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-120876-01

        Inmarsat Group LTD
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-115865-06

        Inmarsat Finance plc
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-115865

        Inmarsat Finance II plc
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-120876

Dear Mr. Medlock:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inmarsat Holdings Limited
Form 20-F for the fiscal year ended December 31, 2005

Item 3. Selected Financial Data, page 8

1. Please tell us why you have omitted the 5 most recent fiscal years presented under U.S. GAAP as required under Item 3.A of the Form 20-F.

Item 10. Additional Information
Prices, page 83

2. Provide us with more details of the Astrium agreements including your accounting for the post-launch and other payments and for the liquidated damages.

Item 18. Financial Statements
Consolidated Income Statement, page F-3

3. We note that you sold Invsat Limited and Rydex Communications limited on September 5, 2005 and October 17, 2005 respectively. Tell us how you considered IFRS in the accounting for the sales of these subsidiaries.

4. We note your presentation of EBITDA on the face of the Income Statement. Tell us how the presentation complies with paragraphs 83 and 84 of IAS 1.

5. We note your presentation of Dividends for 2005. Please tell us who the dividends were paid to and why they are presented in the financial statements of Inmarsat Group Limited. Please tell us why you have not reflected the dividend in the movements in shareholders' equity in Note 25 on page F-35.

2. Principal accounting policies
Revenue recognition, page F-9

6. Disclose your revenue recognition accounting policy for your leasing operations.

24. Employee share options, page F-33

7. We note that you refer to the Deloitte Option Pricing Tool. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. Please comply with this comment regarding references to independent valuations in future filings.

26. Pension arrangements and post-retirement healthcare benefits, page F-35

8. We note that you refer to independent actuaries. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. If you decide to delete your reference to the independent actuary, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation. Please comply with this comment regarding references to independent actuaries in future filings.

Inmarsat Group LTD
Form 20-F for the fiscal year ended December 31, 2005

Item 3. Selected Financial Data, page 8

9. Please tell us why you have omitted the 5 most recent fiscal years presented under U.S. GAAP as required under Item 3.A of the Form 20-F.

Item 10. Additional Information
Prices, page 89

10. Provide us with more details of the Atrium agreements including your accounting for the post-launch and other payments and for the liquidated damages.

Item 18. Financial Statements
Consolidated Income Statement, page F-4

11. We note that you sold Invsat Limited and Rydex Communications limited on September 5, 2005 and October 17, 2005 respectively. Tell us how you considered IFRS in the accounting for the sales of these subsidiaries.

12. We note your presentation of EBITDA on the face of the Income Statement. Tell us how the presentation complies with paragraphs 83 and 84 of IAS 1.

13. We note your presentation of Dividends for 2005. Please tell us who the dividends were paid to and why they are presented in the financial statements of Inmarsat Group Limited. Please tell us why you have not reflected the dividend in the movements in shareholders' equity in Note 25 on page F-35.

2. Principal accounting policies
Revenue recognition, page F-10

14. Disclose your revenue recognition accounting policy for your leasing operations.

24. Employee share options, page F-34

15. We note that you refer to the Deloitte Option Pricing Tool. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. Please comply with this comment regarding references to independent valuations in future filings.

26. Pension arrangements and post-retirement healthcare benefits, page F-36

16. We note that you refer to independent actuaries. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. If you decide to delete your reference to the independent actuary, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation. Please comply with this comment regarding references to independent actuaries in future filings.

33 Reconciliation of shareholders' equity and profit under UK GAAP to IFRS for the financial year and as at December 31, 2004, page F-45

Inmarsat Investments Limited, page F-57
Reconciliation of Movements in Group Shareholders' Funds, page F-59

17. Please tell us why you have not recorded the dividends paid to Inmarsat Group Limited in the Reconciliation of Total Shareholders' Funds under UK GAAP to Shareholders equity under US GAAP.

32. Summary of differences between United Kingdom and United States Generally
Accepted Accounting Principles
 (f) Acquisition, page F-96

18. Please tell us more details about the acquisition of Inmarsat Ventures Limited and
how you concluded that it was appropriate to account for this acquisition as a
leveraged buyout under US GAAP. Also please tell us why you believe it was
appropriate to apply push down accounting.

19. Tell us and disclose in future filings the factors you considered in evaluating that the
orbital slots are indefinite-lived intangible assets under US GAAP.

Inmarsat Ventures Limited
Reconciliation of Movements in Group Shareholders' Fund, page F-100
20. Please tell us why you have not recorded the dividends paid to Inmarsat
Investments Limited in the Reconciliation of Total Shareholders' Funds under UK
GAAP to Shareholders equity under US GAAP.

29. Summary of differences between United Kingdom and United States Generally
Accepted Accounting Principles, page F-130
Waived. This is the same acquisition by Inmarsat Investment see prior comment on LBO.

Inmarsat Global Limited
Reconciliation of Movements in Group Shareholders' Fund, page F-148

21. Please tell us why you have not recorded the dividends paid to Inmarsat
Investments Limited in the Reconciliation of Total Shareholders' Funds under UK
GAAP to Shareholders equity under US GAAP.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director